UMC Announces Share Buy-Back Program
United Microelectronics Corporation (TAIEX: 2303, NYSE: UMC), today held a meeting of the Board of Directors and Supervisors, at which the Board passed a resolution to repurchase 200 million shares from the open market. This is the twelfth share buy-back program announced by the company. The details for the share buy-back program are as follows:
1. Purpose of the share repurchase: buy back and cancel
2. Scheduled period for the repurchase: 2008/08/28~2008/10/27
3. Number of shares to be repurchased: 200,000,000 shares
4. Repurchase price range: NT$9.31 to NT$21.05. If the market price falls below the lowest range, the company is still authorized to purchase the shares.
5. The shares will be purchased directly from the open market.
6. The number of shares to be repurchased is 1.51% of the total issued shares of the company.
7. The company currently holds 704,298,951 shares of its stock.